UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contactos: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for January 2018

Passenger traffic increased 5.0% YoY in Mexico, and decreased 24.9% in Puerto Rico and 5.0% in Colombia

Mexico City, February 6, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for January 2018 declined 2.5% when compared to December 2016. Passenger traffic rose 5.0% in Mexico, and declined 24.9% in San Juan and 5.0% in Colombia.

This announcement reflects comparisons between January 1 through January 31, 2018 and 2017. Transit and general aviation passengers are excluded for Mexico and Colombia.

Note that the decline in passenger traffic at San Juan Airport reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	January		% Chg
	2017	2018
Mexico	2,708,879	2,844,418	5.0
Domestic Traffic	1,121,868	1,184,830	5.6
International Traffic	1,587,011	1,659,588	4.6
San Juan, Puerto Rico	815,737	612,638	(24.9)
Domestic Traffic	715,709	554,550	(22.5)
International Traffic	100,028	58,088	(41.9)
Colombia	908,737	862,958	(5.0)
Domestic Traffic	783,743	720,219	(8.1)
International Traffic	124,994	142,739	14.2
Total Traffic	4,433,353	4,320,014	(2.6)
Domestic Traffic	2,621,320	2,459,599	(6.2)
International Traffic	1,812,033	1,860,415	2.7

ASUR Page 1 of 3

Mexico Passenger Traffic
		January		% Chg
		2017	2018
Domestic Traffic		1,121,868	1,184,830	5.6
CUN	Cancun	590,057	629,391	6.7
CZM	Cozumel	10,938	12,304	12.5
HUX	Huatulco	51,107	58,245	14.0
MID	Merida	158,292	170,242	7.5
MTT	Minatitlan	16,067	15,180	(5.5)
OAX	Oaxaca	61,478	73,142	19.0
TAP	Tapachula	27,572	24,400	(11.5)
VER	Veracruz	101,480	105,766	4.2
VSA	Villahermosa	104,877	96,160	(8.3)
International Traffic		1,587,011	1,659,588	4.6
CUN	Cancun	1,480,695	1,543,421	4.2
CZM	Cozumel	41,386	39,938	(3.5)
HUX	Huatulco	29,148	31,237	7.2
MID	Merida	16,309	21,740	33.3
MTT	Minatitlan	754	726	(3.7)
OAX	Oaxaca	7,610	11,075	45.5
TAP	Tapachula	1,611	2,114	31.2
VER	Veracruz	6,029	5,911	(2.0)
VSA	Villahermosa	3,469	3,426	(1.2)
Traffic Total Mexico		2,708,879	2,844,418	5.0
CUN	Cancun	2,070,752	2,172,812	4.9
CZM	Cozumel	52,324	52,242	(0.2)
HUX	Huatulco	80,255	89,482	11.5
MID	Merida	174,601	191,982	10.0
MTT	Minatitlan	16,821	15,906	(5.4)
OAX	Oaxaca	69,088	84,217	21.9
TAP	Tapachula	29,183	26,514	(9.1)
VER	Veracruz	107,509	111,677	3.9
VSA	Villahermosa	108,346	99,586	(8.1)

Us Passenger Traffic, San Juan Airport (LMM)
		January		% Chg
		2017	2018
SJU Total		815,737	612,638	(24.9)
Domestic Traffic		715,709	554,550	(22.5)
International Traffic		100,028	58,088	(41.9)

Colombia Passenger Traffic Airplan
		January		% Chg
		2016	2017
Domestic Traffic		783,743	720,219	(8.1)
MDE	Rio Negro	546,447	500,446	(8.4)
EOH	Medellin	91,377	87,547	(4.2)
MTR	Monteria	87,252	77,965	(10.6)
APO	Carepa	17,351	14,096	(18.8)
UIB	Quibdo	33,616	31,886	(5.1)
CZU	Corozal	7,700	8,279	7.5
International Traffic		124,994	142,739	14.2
MDE	Rio Negro	124,994	142,739	14.2
EOH	Medellin	-	-
MTR	Monteria	-	-
APO	Carepa	-	-
UIB	Quibdo	-	-
CZU	Corozal	-	-
Traffic Total Colombia		908,737	862,958	(5.0)
MDE	Rio Negro	671,441	643,185	(4.2)
EOH	Medellin	91,377	87,547	(4.2)
MTR	Monteria	87,252	77,965	(10.6)
APO	Carepa	17,351	14,096	(18.8)
UIB	Quibdo	33,616	31,886	(5.1)
CZU	Corozal	7,700	8,279	7.5

ASUR Page 2 of 3

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

-	END -

ASUR Page 3 of 3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 7, 2018